FILE № 82-34667

KPMG

03 SEP 23 7:21

03032214

RECEIVED SEP 2 3 2003 MAIL PROCESSING SECTION 187

Suzano Petroquímica S.A.

SUPPL

Interim financial information Six-month period ended June 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

PROCESSED SEP 26 2003 THOMSON FINANCIAL

dlw 9/25

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountant's review report

To
The Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the interim financial information of Suzano Petroquímica S.A., for the six-month period ended June 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment (18,1% of total assets) and the equity earnings of this subsidiary (39,4% of net result for the period), is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accountancy, which comprised: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our limited review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the interim financial information.

August 8, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period - 06/30/2003**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

The Register in CVM does not mean any examination on the company, being its managers responsible by truthfulness of these information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9000	3037-9181	3037-9500	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3037-9013	3037-9076		

15-E-Mail
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9000	3037-9181	3037-9500	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3037-9013	3037-9076	

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2003	12/31/2003	2	04/01/2003	06/30/2003	1	01/01/2003	03/31/2003

9- AUDITOR NAME	10 -CVM CODE
KPMG - Auditores Independentes	00418-9
11 - NAME OF THE RESPONSIBLE TECHNICIAN	12 - GTR RESPONSIBLE TECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) — CORPORATION LAW
QUARTERLY INFORMATION — Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 06/30/2003	2-PRIOR QUARTER 03/31/2003	3-SAME QUARTER OF LAST YEAR - 06/30/2002
PAID CAPITAL			
COMMON	97,375	97,375	97,375
PREFERRED	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY´S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE / TYPE	7-VALUE OF REVENUE PER SHARE
01	RD	12/24/2002	Interest on shareholders' equity	05/30/2003	ON	0.028
02	RD	12/24/2002	Interest on shareholders' equity	05/30/2003	PN	0.0308
03	AGO	04/30/2003	Dividend	05/30/2003	ON	0.0272
04	AGO	04/30/2003	Dividend	05/30/2003	PN	0.02992

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
08/08/2003	

(1) EOGM - Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period - 06/30/2003**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1	TOTAL ASSETS	866,127	903,874
1.01	CURRENT ASSETS	21,078	26,436
1.01.01	AVAILABILITIES	4,434	7,264
1.01.01.01	CASH AND CASH EQUIVALENTS	10	9
1.01.01.02	INTEREST EARNING BANK DEPOSITS	4,424	7,255
1.01.02	DEBTORS	16,644	19,172
1.01.02.01	DIVIDENDS RECEIVABLE	12,343	15,303
1.01.02.03	RECOVERABLE TAXES	4,212	3,808
1.01.02.04	OTHER DEBTORS	89	61
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	LONG TERM ASSETS	12,289	11,599
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.01.01	DEFERRED INCOME TAX	0	0
1.02.02	LOANS WITH RELATED COMPANIES	12,289	11,599
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	12,289	11,599
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.02.03.01	FISCAL INCENTIVE DEPOSITS	0	0
1.02.03.02	OTHERS	0	0
1.03	PERMANENT ASSETS	832,760	865,839
1.03.01	INVESTMENTS	832,132	865,263
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	826,455	859,419
1.03.01.02.01	SUZANO QUÍMICA LTDA.	668,404	695,795
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	158,051	163,624
1.03.01.03	OTHER INVESTMENTS	5,677	5,844
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,677	5,844
1.03.02	PROPERTY, PLANT AND EQUIPMENT	628	576
1.03.02.01	OTHER ASSETS	628	576

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2	TOTAL LIABILITIES	866,127	903,874
2.01	CURRENT LIABILITIES	6,993	18,508
2.01.01	LOANS AND FINANCINGS	6,457	6,035
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	42	97
2.01.04.01	TAXES PAYABLE	42	97
2.01.05	DIVIDENDS PAYABLE	7	11,911
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	487	465
2.01.08.01	REMUNERATION AND PAYROLL TAXES	456	380
2.01.08.02	ACCOUNTS PAYABLE	31	85
2.02	LONG TERM LIABILITIES	15,003	14,803
2.02.01	LOANS AND FINANCINGS	15,003	14,803
2.02.01.01	LOANS AND FINANCINGS	15,003	14,803
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.03.01	PROVISIONS FOR CONTINGENCIES	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.02.05.01	DEFERRED INCOME TAX /SOCIAL CONTRIB.	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	844,131	870,563
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,542	2,542
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,542	2,542
2.05.04	REVENUE RESERVES	64,595	64,595
2.05.04.01	LEGAL RESERVE	3,874	3,874
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	54,229	54,229
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	6,492	6,492
2.05.05	ACCUMULATED PROFIT (LOSS)	(17,389)	9,043

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE

SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW

QUARTERLY INFORMATION Base Period - 06/30/2003

COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(26,432)	(17,389)	35,025	50,427
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,641)	(3,194)	(1,195)	(2,350)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(1,641)	(3,194)	(1,195)	(2,350)
3.06.02.02	DIRECTORS FEES				
3.06.03	FINANCIAL RESULT	(160)	(79)	(118)	1,097
3.06.03.01	FINANCIAL REVENUES	518	1,362	1,276	3,259
3.06.03.02	FINANCIAL EXPENSES	(678)	(1,441)	(1,394)	(2,162)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(24,631)	(14,116)	36,338	51,680
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	(24,464)	(13,782)	36,506	52,014
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(334)	(168)	(334)
3.07	OPERATING INCOME	(26,432)	(17,389)	35,025	50,427
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(26,432)	(17,389)	35,025	50,427
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	9	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(26,432)	(17,389)	35,034	50,427
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$			0.15839	0.22798
	LOSS PER SHARE	(0.11950)	(0.07861)		

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interest in petrochemical companies.

2 - PRESENTATION OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2002 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 15% of adjusted taxable income, plus an additional of 10%. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4 - RELATED PARTIES

	June 30, 2003	March 31, 2003
Advance for future capital increase		
Suzano Química Ltda.	12,289	11,599

5 – INVESTMENTS

	Investments	
	June 30,2003	March 31,2003
Subsidiaries		
Suzano Química Ltda.	668,404	695,795
SPQ Investimentos e Participações Ltda.	158,051	163,624
	826,455	859,419
Unamortized goodwill	5,677	5,844
TOTAL	832,132	865,263

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
March 31, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
June 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	668,404	158,051	
Adjusted results for the period	(27,457)	13,676	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Capital increase	24,790		24,790
Share on revaluation reserve	2,542		2,542
Equity interest	142,751	(8,049)	134,702
Interest on shareholders' equity	(16,577)		(16,577)
December 31, 2002	695,851	156,876	852,727
Subscription of shares	10		10
Investment reduction (1)	-	(12,500)	(12,500)
Equity interest	(27,457)	13,675	(13,782)
June 30, 2003	668,404	158,051	826,455

(1) It relates to the transfer of resources from the subsidiary, in order to allow the Company to pay for interest on shareholders' equity and dividends.

For better presentation of the investments of the subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda., the changes in these investments are presented below.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Química					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A (1)	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A. (2)	Politeno Indústria e Comércio S.A (2)
a) Ownership interest						
March 31, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	34.64%
June 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
b) Information on subsidiaries / affiliates						
Share capital	683,295	210,805	275,080	148,854	66,344	246,648
Adjusted shareholder's equity	683,295	222,058	409,862	171,243	23,482	459,160
Adjusted results for the period		2,252	54,969	26,145	(319)	34,543
c) Investments						
December 31, 2001	66,546	290,287	141,135	20,364	25,226	134,250
Subscription of shares	79,977		23,588		11,904	
Negative goodwill on subscription of shares					2,563	
Share on revaluation reserve				2,542		
Investment reduction		(84,560)				
Dividends						(6,061)
Equity interest		151,965	12,724	6,131	(19,801)	18,906
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Subscription of shares	81,242					
Investment reduction		(77,125)				
Dividends						(4,078)
Equity interest		(58,509)	27,484	5,415	(267)	13,680
June 30, 2003	227,765	222,058	204,931	34,452	19,625	156,697

(1) Pre-operating stage enterprise - according to the project finance and until its completion, Suzano Quimica will be required to subscribe additional capital amounting to US$ 68 million, aproximately.

(2) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002. With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A., as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost ownership control over COPENE, now Braskem, and as a result, the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists. Since then, the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6 - LOANS AND FINANCING

	Index	Interest	June 30, 2003 Short-term	June 30, 2003 Long-term	March 31, 2003
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,457	15,003	20,838

The long-term portion of loans and financing mature as follows:

2004	3,001
2005	6,001
2006	6,001
	15,003

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at June 30, 2003 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	21,460	21,096

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with affiliates and investment financing.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the permanent characteristics of these investments.

The balances of loans and financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

9 - GUARANTEES

As of June 30, 2003 and March 31, 2003, guarantees provided to subsidiaries and affiliates were as follows:

	June 30, 2003	March 31, 2003
Suzano Química Ltda.		
Letter of guarantee	85,158	99,451
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	1,471	3,477
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred, are as below:		
Petroflex Indústria e Comércio S.A.		
BNDES	11,260	12,316
Banco do Brasil - Privatization Coperbo	1,802	1,746
	13,062	14,062
Polibrasil Resinas S.A.		
Credit line FMO	130,134	154,018
BNDES	52,496	54,816
	182,630	208,834
Total	282,321	325,824

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

SECOND QUARTER OF 2003

The Company's income in the first semester of the year was generated mainly from the interest on shareholders' equity of subsidiaries and associated companies, as presented below:

	Total Capital (%)	Equity (R$ million)
Total equity		(13.8)
Through SPQ Investimentos e Participações Ltda.		13.7
SPQ Investimentos e Participações Ltda.	100.0	0.0
Polite no Indústria e Comércio S.A.	33.4	13.7
Through Suzano Química Ltda.		(27.5)
Suzano Química Ltda.	100.0	(1.6)
Polipropileno Participações S.A.	83.6	(0.3)
Polibrasil Participações S.A.	50.0	27.5
Petroflex Indústria e Comércio S.A.	20.1	5.4
Rio Polímeros S.A.	33.3	0.0
Suzanopar Petroquímica Ltd.	100.0	(58.5)

The year 2003 began in an unusual manner, as the seasonal lower demand in the first three months of the year did not happen. Preventive inventories were created as the clients anticipated their orders due to successive increases in oil/naphtha prices. Hence, the behavior of the petrochemical sector in the first quarter did not follow the trend of industrial activity deceleration caused mainly by the high basic interest rate.

The second quarter of 2003 confirmed the slow rhythm of the industrial activity presented in the first quarter and the petrochemical industry followed this trend accordingly. The expectations of a fall in prices and a lowering of the exchange rates slowed down the market, causing an increase in inventory levels. The converters, which already had inventory levels above their needs, stopped their purchases, concerned that the prices of resins would continue to rise. This scenario reflects the decrease in the performance of associated companies presented from the first to the second quarter.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The net income in the second quarter amounted to R$ 12.5 million, achieving R$ 34.5 million at the first half of the year compared to R$ 19.6 million at the same period of the previous year.

Following the recent trend, the second quarter production was affected by a shortage in ethylene supply, causing an 18.3% drop in the company overall sales against to first quarter. In addition to the decrease in sales volume, the polyethylene sales price reduction in the domestic and overseas markets also contributed to a dip in R$ 9.6 million in the net retained earnings.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the Chemical-Gas Industrial Complex project to June 2003, the total resources invested in Rio Polímeros amounted to the equivalent of US$ 551 million, US$ 306.6 million provided by lenders and US$ 244.6 million disbursed by the shareholders. Of that amount, the equivalent of US$ 188.1 million was invested during the first six months of 2003 (US$ 76.4 million by the shareholders and US$ 11.7 million by the Project Finance).

As a relevant fact occurred in the second quarter of 2003, it is worthy highlighting the arrival of two essential equipments, the ethylene and the propylene fractioning units, and of the polyethylene reactors at the Rio Polímeros worksite.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first six-month period of this year Petroflex achieved a net income of R$ 26.1 million, surpassing by more than five fold the profit of R$ 5.1 million of the same period in the previous year.

The net income recorded in the second quarter, of R$ 3.6 million, despite of being 7% higher than that presented in the same period of 2002, was R$ 18.9 million less than the first quarter of the present year. The performance presented by the company in this quarter resulted from the decrease in rubber prices in Reais, the lower sales volume in the domestic market, the decrease in exports, the valuation of the Real against the Dollar and the drop in the margins.

Suzano Química Ltda.
<u>Suzanopar Petroquímica Ltd.</u>

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFI-CATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9-QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	80.64	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.72	1	144,376	152,876
4	POLIBRASIL PARTICIPAÇÕES S.A.	00.987.397/0001-57	5	50.00	24.28	1	120,606	120,606
5	POLIPROPILENO S.A.	13.604.087/0001-58	5	97.68	25.71	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	26.31	1	73,400	88,400
7	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.39	18.56	1	15,137,407	72,968,550
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	26.98	1	197,096	161,267

4 - CLASSIFICATION:
1- PUBLIC SUBSIDIARY
2- PUBLIC AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

KPMG INITIALED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - SPECIAL REVIEW REPORT - WITHOUT QUALIFICATIONS

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the interim financial information of Suzano Petroquímica S.A., for the six-month period ended June 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment (18,1% of total assets) and the equity earnings of this subsidiary (39,4% of net result for the period), is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accountancy, which comprised: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our limited review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the interim financial information.

August 1st, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(27,355)	(27,245)	64,408	71,737
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(661)	(1,776)	(516)	(543)
3.06.03	FINANCIAL RESULT	0	408	396	363
3.06.03.01	FINANCIAL REVENUES	172	767	443	447
3.06.03.02	FINANCIAL EXPENSES	(172)	(359)	(47)	(84)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(26,694)	(25,877)	64,528	71,917
3.07	OPERATING INCOME	(27,355)	(27,245)	64,408	71,737
3.08	NON OPERATING INCOME	0	0	2,563	2,563
3.08.01	REVENUES	0	0	2,563	2,563
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(27,355)	(27,245)	66,971	74,300
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(37)	(212)	0	0
3.11	DEFERRED INCOME TAX	0	0	(6,755)	(6,735)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(27,392)	(27,457)	60,216	67,565
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	604,903	604,903
	INCOME PER SHARE-R$			0.09955	0.11170
	LOSS PER SHARE	(0.04350)	(0.04360)		

KPMG INITIALED FOR IDENTIFICATION PURPOSES

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The income of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and its indirect equity in Polibrasil Resinas S.A. and Suzanopar Petroquímica Ltd.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the Chemical-Gas Industrial Complex project to June 2003, the total resources invested in Rio Polímeros amounted to the equivalent of US$ 551 million, US$ 306.6 million provided by lenders and US$ 244.6 million disbursed by the shareholders. Of that amount, the equivalent of US$ 188.1 million was invested during the first six months of 2003 (US$ 76.4 million by the shareholders and US$ 11.7 million by the Project Finance).

As a relevant fact occurred in the second quarter of 2003, it is worthy highlighting the arrival of two essential equipments, the ethylene and the propylene fractioning units, and of the polyethylene reactors at the Rio Polímeros worksite.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first six-month period of this year Petroflex achieved a net income of R$ 26.1 million, surpassing by more than five fold the profit of R$ 5.1 million of the same period in the previous year.

The net income recorded in the second quarter, of R$ 3.6 million, despite of being 7% higher than that presented in the same period of 2002, was R$ 18.9 million less than the first quarter of the present year. The performance presented by the company in this quarter resulted from the decrease in rubber prices in Reais, the lower sales volume in the domestic market, the decrease in exports, the valuation of the Real against the Dollar and the drop in the margins.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	2,915	13,676	3,068	11,035
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(356)	(747)	(361)	(691)
3.06.03	FINANCIAL RESULT	274	743	254	360
3.06.03.01	FINANCIAL REVENUES	328	817	259	397
3.06.03.02	FINANCIAL EXPENSES	(54)	(74)	(5)	(37)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	2,997	13,680	3,175	11,366
3.07	OPERATING INCOME	2,915	13,676	3,068	11,035
3.08	NON OPERATING INCOME	0	0	0	178
3.08.01	REVENUES	0	0	0	178
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	2,915	13,676	3,068	11,213
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	13	0	(26,779)	(26,764)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	2,928	13,676	(23,711)	(15,551)
	NUMBER OF SHARES (without shares in treasury - In Thousand)	144,376	144,376	1,379,084	1,379,084
	INCOME PER SHARE - R$	0.02028	0.09472		
	LOSS PER SHARE			(0.01719)	(0.01128)

KPMG INITIALED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: SPQ - INVESTIMENTOS E PARTICIPAÇÕES LTDA

The income of SPQ Investimentos e Participações Ltda. is derived fundamentally from shareholders' equity in **Politeno Indústria e Comércio S.A.**

Politeno Indústria e Comércio S.A.

The net income in the second quarter amounted to R$ 12.5 million, achieving R$ 34.5 million at the first half of the year compared to R$ 19.6 million at the same period of the previous year.

Following the recent trend, the second quarter production was affected by a shortage in ethylene supply, causing an 18.3% drop in the company overall sales against to first quarter. In addition to the decrease in sales volume, the polyethylene sales price reduction in the domestic and overseas markets also contributed to a dip in R$ 9.6 million in the net retained earnings.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06 /30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	28,743	54,969	10,042	18,185
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(34)	(60)	(7)	(51)
3.06.03	FINANCIAL RESULT	(1)	(1)	(1)	(1)
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	(1)	(1)	(1)	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	28,778	55,030	10,050	18,237
3.07	OPERATING INCOME	28,743	54,969	10,042	18,185
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	28,743	54,969	10,042	18,185
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	28,743	54,969	10,042	18,185
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$	0.11916	0.22789	0.04163	0.07539
	LOSS PER SHARE				

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: POLIBRASIL PARTICIPAÇÕES S.A.

The income of Polibrasil Participações S.A. is derived fundamentally from indirect equity in Polibrasil Resinas S.A.

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06 /30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	840	2,251	2,721	3,996
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(20)	(43)	(124)	(159)
3.06.03	FINANCIAL RESULT	860	2,294	2,845	4,155
3.06.03.01	FINANCIAL REVENUES	1,276	3,118	3,337	5,131
3.06.03.02	FINANCIAL EXPENSES	(416)	(824)	(492)	(976)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	840	2,251	2,721	3,996
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	840	2,251	2,721	3,996
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	840	2,251	2,721	3,996
	NUMBER OF SHARES (without shares in treasury - In Thousand)	73,400	73,400	117,000	117,000
	INCOME PER SHARE - R$	0.01144	0.03067	0.02326	0.03415
	LOSS PER SHARE				

KPMG INITIALED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: SUZANOPAR PETROQUÍMICA LTD.

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FILE № 82-34667

Suzano Petroquímica S.A.

Interim financial information
Six-month period ended
June 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountant's review report

To
The Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the interim financial information of Suzano Petroquímica S.A., for the six-month period ended June 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment (18,1% of total assets) and the equity earnings of this subsidiary (39,4% of net result for the period), is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accountancy, which comprised: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our limited review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the interim financial information.

August 8, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period - 06/30/2003**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

The Register in CVM does not mean any examination on the company, being its managers responsible by truthfulness of these information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9000	3037-9181	3037-9500	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3037-9013	3037-9076		

15-E-Mail
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9000	3037-9181	3037-9500	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3037-9013	3037-9076	

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2003	12/31/2003	2	04/01/2003	06/30/2003	1	01/01/2003	03/31/2003

9- AUDITOR NAME	10 -CVM CODE
KPMG - Auditores Independentes	00418-9
11 - NAME OF THE RESPONSIBLE TECHNICIAN	12 - GTR RESPONSIBLE TECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 06/30/2003	2-PRIOR QUARTER 03/31/2003	3-SAME QUARTER OF LAST YEAR - 06/30/2002
PAID CAPITAL			
COMMON	97,375	97,375	97,375
PREFERRED	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE / TYPE	7-VALUE OF REVENUE PER SHARE
01	RD	12/24/2002	Interest on shareholders' equity	05/30/2003	ON	0.028
02	RD	12/24/2002	Interest on shareholders' equity	05/30/2003	PN	0.0308
03	AGO	04/30/2003	Dividend	05/30/2003	ON	0.0272
04	AGO	04/30/2003	Dividend	05/30/2003	PN	0.02992

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
08/08/2003	

(1) EOGM - Extraordinary and Ordinary General Meetings

(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period - 06/30/2003**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2003	4- 03/31/2003
1	TOTAL ASSETS	866,127	903,874
1.01	CURRENT ASSETS	21,078	26,436
1.01.01	AVAILABILITIES	4,434	7,264
1.01.01.01	CASH AND CASH EQUIVALENTS	10	9
1.01.01.02	INTEREST EARNING BANK DEPOSITS	4,424	7,255
1.01.02	DEBTORS	16,644	19,172
1.01.02.01	DIVIDENDS RECEIVABLE	12,343	15,303
1.01.02.03	RECOVERABLE TAXES	4,212	3,808
1.01.02.04	OTHER DEBTORS	89	61
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	LONG TERM ASSETS	12,289	11,599
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.01.01	DEFERRED INCOME TAX	0	0
1.02.02	LOANS WITH RELATED COMPANIES	12,289	11,599
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	12,289	11,599
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.02.03.01	FISCAL INCENTIVE DEPOSITS	0	0
1.02.03.02	OTHERS	0	0
1.03	PERMANENT ASSETS	832,760	865,839
1.03.01	INVESTMENTS	832,132	865,263
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	826,455	859,419
1.03.01.02.01	SUZANO QUÍMICA LTDA.	668,404	695,795
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	158,051	163,624
1.03.01.03	OTHER INVESTMENTS	5,677	5,844
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,677	5,844
1.03.02	PROPERTY, PLANT AND EQUIPMENT	628	576
1.03.02.01	OTHER ASSETS	628	576

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2003	4- 03/31/2003
2	TOTAL LIABILITIES	866,127	903,874
2.01	CURRENT LIABILITIES	6,993	18,508
2.01.01	LOANS AND FINANCINGS	6,457	6,035
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	42	97
2.01.04.01	TAXES PAYABLE	42	97
2.01.05	DIVIDENDS PAYABLE	7	11,911
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	487	465
2.01.08.01	REMUNERATION AND PAYROLL TAXES	456	380
2.01.08.02	ACCOUNTS PAYABLE	31	85
2.02	LONG TERM LIABILITIES	15,003	14,803
2.02.01	LOANS AND FINANCINGS	15,003	14,803
2.02.01.01	LOANS AND FINANCINGS	15,003	14,803
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.03.01	PROVISIONS FOR CONTINGENCIES	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.02.05.01	DEFERRED INCOME TAX /SOCIAL CONTRIB.	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	844,131	870,563
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,542	2,542
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,542	2,542
2.05.04	REVENUE RESERVES	64,595	64,595
2.05.04.01	LEGAL RESERVE	3,874	3,874
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	54,229	54,229
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	6,492	6,492
2.05.05	ACCUMULATED PROFIT (LOSS)	(17,389)	9,043

KPMG
INITIALED FOR
IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(26,432)	(17,389)	35,025	50,427
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,641)	(3,194)	(1,195)	(2,350)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(1,641)	(3,194)	(1,195)	(2,350)
3.06.02.02	DIRECTORS FEES				
3.06.03	FINANCIAL RESULT	(160)	(79)	(118)	1,097
3.06.03.01	FINANCIAL REVENUES	518	1,362	1,276	3,259
3.06.03.02	FINANCIAL EXPENSES	(678)	(1,441)	(1,394)	(2,162)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(24,631)	(14,116)	36,338	51,680
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	(24,464)	(13,782)	36,506	52,014
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(334)	(168)	(334)
3.07	OPERATING INCOME	(26,432)	(17,389)	35,025	50,427
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(26,432)	(17,389)	35,025	50,427
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	9	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(26,432)	(17,389)	35,034	50,427
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$			0.15839	0.22798
	LOSS PER SHARE	(0.11950)	(0.07861)		

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interest in petrochemical companies.

2 - PRESENTATION OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2002 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 15% of adjusted taxable income, plus an additional of 10%. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4 - RELATED PARTIES

	June 30, 2003	March 31, 2003
Advance for future capital increase		
Suzano Química Ltda.	12,289	11,599

5 – INVESTMENTS

	Investments	
	June 30,2003	March 31,2003
Subsidiaries		
Suzano Química Ltda.	668,404	695,795
SPQ Investimentos e Participações Ltda.	158,051	163,624
	826,455	859,419
Unamortized goodwill	5,677	5,844
TOTAL	832,132	865,263

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
March 31, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
June 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	668,404	158,051	
Adjusted results for the period	(27,457)	13,676	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Capital increase	24,790		24,790
Share on revaluation reserve	2,542		2,542
Equity interest	142,751	(8,049)	134,702
Interest on shareholders' equity	(16,577)		(16,577)
December 31, 2002	695,851	156,876	852,727
Subscription of shares	10		10
Investment reduction (1)	-	(12,500)	(12,500)
Equity interest	(27,457)	13,675	(13,782)
June 30, 2003	668,404	158,051	826,455

(1) It relates to the transfer of resources from the subsidiary, in order to allow the Company to pay for interest on shareholders' equity and dividends.

For better presentation of the investments of the subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda., the changes in these investments are presented below.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Química					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A. (2)	Politeno Indústria e Comércio S.A (2)
a) Ownership interest						
March 31, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	34.64%
June 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
b) Information on subsidiaries / affiliates						
Share capital	683,295	210,805	275,080	148,854	66,344	246,648
Adjusted shareholder's equity	683,295	222,058	409,862	171,243	23,482	459,160
Adjusted results for the period		2,252	54,969	26,145	(319)	34,543
c) Investments						
December 31, 2001	66,546	290,287	141,135	20,364	25,226	134,250
Subscription of shares	79,977		23,588		11,904	
Negative goodwill on subscription of shares					2,563	
Share on revaluation reserve				2,542		
Investment reduction		(84,560)				
Dividends						(6,061)
Equity interest		151,965	12,724	6,131	(19,801)	18,906
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Subscription of shares	81,242					
Investment reduction		(77,125)				
Dividends						(4,078)
Equity interest		(58,509)	27,484	5,415	(267)	13,680
June 30, 2003	227,765	222,058	204,931	34,452	19,625	156,697

(1) Pre-operating stage enterprise - according to the project finance and until its completion, Suzano Quimica will be required to subscribe additional capital amounting to US$ 68 million, aproximately.

(2) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002. With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A., as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost ownership control over COPENE, now Braskem, and as a result, the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists. Since then, the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

6 - LOANS AND FINANCING

	Index	Interest	June 30, 2003 Short-term	June 30, 2003 Long-term	March 31, 2003
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,457	15,003	20,838

The long-term portion of loans and financing mature as follows:

2004	3,001
2005	6,001
2006	6,001
	15,003

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at June 30, 2003 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	21,460	21,096

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with affiliates and investment financing.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the permanent characteristics of these investments.

The balances of loans and financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

9 - GUARANTEES

As of June 30, 2003 and March 31, 2003, guarantees provided to subsidiaries and affiliates were as follows:

	June 30, 2003	March 31, 2003
Suzano Química Ltda.		
Letter of guarantee	85,158	99,451
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	1,471	3,477
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred, are as below:		
Petroflex Indústria e Comércio S.A.		
BNDES	11,260	12,316
Banco do Brasil - Privatization Coperbo	1,802	1,746
	13,062	14,062
Polibrasil Resinas S.A.		
Credit line FMO	130,134	154,018
BNDES	52,496	54,816
	182,630	208,834
Total	282,321	325,824

KPMG INITIALED FOR IDENTIFICATION PURPOSES

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

SECOND QUARTER OF 2003

The Company's income in the first semester of the year was generated mainly from the interest on shareholders' equity of subsidiaries and associated companies, as presented below:

	Total Capital (%)	Equity (R$ million)
Total equity		(13.8)
Through SPQ Investimentos e Participações Ltda.		13.7
SPQ Investimentos e Participações Ltda.	100.0	0.0
Polite no Indústria e Comércio S.A.	33.4	13.7
Through Suzano Química Ltda.		(27.5)
Suzano Química Ltda.	100.0	(1.6)
Polipropileno Participações S.A.	83.6	(0.3)
Polibrasil Participações S.A.	50.0	27.5
Petroflex Indústria e Comércio S.A.	20.1	5.4
Rio Polímeros S.A.	33.3	0.0
Suzanopar Petroquímica Ltd.	100.0	(58.5)

The year 2003 began in an unusual manner, as the seasonal lower demand in the first three months of the year did not happen. Preventive inventories were created as the clients anticipated their orders due to successive increases in oil/naphtha prices. Hence, the behavior of the petrochemical sector in the first quarter did not follow the trend of industrial activity deceleration caused mainly by the high basic interest rate.

The second quarter of 2003 confirmed the slow rhythm of the industrial activity presented in the first quarter and the petrochemical industry followed this trend accordingly. The expectations of a fall in prices and a lowering of the exchange rates slowed down the market, causing an increase in inventory levels. The converters, which already had inventory levels above their needs, stopped their purchases, concerned that the prices of resins would continue to rise. This scenario reflects the decrease in the performance of associated companies presented from the first to the second quarter.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The net income in the second quarter amounted to R$ 12.5 million, achieving R$ 34.5 million at the first half of the year compared to R$ 19.6 million at the same period of the previous year.

Following the recent trend, the second quarter production was affected by a shortage in ethylene supply, causing an 18.3% drop in the company overall sales against to first quarter. In addition to the decrease in sales volume, the polyethylene sales price reduction in the domestic and overseas markets also contributed to a dip in R$ 9.6 million in the net retained earnings.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the Chemical-Gas Industrial Complex project to June 2003, the total resources invested in Rio Polímeros amounted to the equivalent of US$ 551 million, US$ 306.6 million provided by lenders and US$ 244.6 million disbursed by the shareholders. Of that amount, the equivalent of US$ 188.1 million was invested during the first six months of 2003 (US$ 76.4 million by the shareholders and US$ 11.7 million by the Project Finance).

As a relevant fact occurred in the second quarter of 2003, it is worthy highlighting the arrival of two essential equipments, the ethylene and the propylene fractioning units, and of the polyethylene reactors at the Rio Polímeros worksite.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first six-month period of this year Petroflex achieved a net income of R$ 26.1 million, surpassing by more than five fold the profit of R$ 5.1 million of the same period in the previous year.

The net income recorded in the second quarter, of R$ 3.6 million, despite of being 7% higher than that presented in the same period of 2002, was R$ 18.9 million less than the first quarter of the present year. The performance presented by the company in this quarter resulted from the decrease in rubber prices in Reais, the lower sales volume in the domestic market, the decrease in exports, the valuation of the Real against the Dollar and the drop in the margins.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	80.64	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.72	1	144,376	152,876
4	POLIBRASIL PARTICIPAÇÕES S.A.	00.987.397/0001-57	5	50.00	24.28	1	120,606	120,606
5	POLIPROPILENO S.A.	13.604.087/0001-58	5	97.68	25.71	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	26.31	1	73,400	88,400
7	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.39	18.56	1	15,137,407	72,968,550
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	26.98	1	197,096	161,267

4 - CLASSIFICATION:
1- PUBLIC SUBSIDIARY
2- PUBLIC AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - SPECIAL REVIEW REPORT - WITHOUT QUALIFICATIONS

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the interim financial information of Suzano Petroquímica S.A., for the six-month period ended June 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment (18,1% of total assets) and the equity earnings of this subsidiary (39,4% of net result for the period), is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accountancy, which comprised: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our limited review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the interim financial information.

August 1st, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(27,355)	(27,245)	64,408	71,737
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(661)	(1,776)	(516)	(543)
3.06.03	FINANCIAL RESULT	0	408	396	363
3.06.03.01	FINANCIAL REVENUES	172	767	443	447
3.06.03.02	FINANCIAL EXPENSES	(172)	(359)	(47)	(84)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(26,694)	(25,877)	64,528	71,917
3.07	OPERATING INCOME	(27,355)	(27,245)	64,408	71,737
3.08	NON OPERATING INCOME	0	0	2,563	2,563
3.08.01	REVENUES	0	0	2,563	2,563
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(27,355)	(27,245)	66,971	74,300
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(37)	(212)	0	0
3.11	DEFERRED INCOME TAX	0	0	(6,755)	(6,735)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(27,392)	(27,457)	60,216	67,565
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	604,903	604,903
	INCOME PER SHARE-R$			0.09955	0.11170
	LOSS PER SHARE	(0.04350)	(0.04360)		

KPMG INITIALED FOR IDENTIFICATION PURPOSES

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The income of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and its indirect equity in Polibrasil Resinas S.A. and Suzanopar Petroquímica Ltd.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the Chemical-Gas Industrial Complex project to June 2003, the total resources invested in Rio Polímeros amounted to the equivalent of US$ 551 million, US$ 306.6 million provided by lenders and US$ 244.6 million disbursed by the shareholders. Of that amount, the equivalent of US$ 188.1 million was invested during the first six months of 2003 (US$ 76.4 million by the shareholders and US$ 11.7 million by the Project Finance).

As a relevant fact occurred in the second quarter of 2003, it is worthy highlighting the arrival of two essential equipments, the ethylene and the propylene fractioning units, and of the polyethylene reactors at the Rio Polímeros worksite.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first six-month period of this year Petroflex achieved a net income of R$ 26.1 million, surpassing by more than five fold the profit of R$ 5.1 million of the same period in the previous year.

The net income recorded in the second quarter, of R$ 3.6 million, despite of being 7% higher than that presented in the same period of 2002, was R$ 18.9 million less than the first quarter of the present year. The performance presented by the company in this quarter resulted from the decrease in rubber prices in Reais, the lower sales volume in the domestic market, the decrease in exports, the valuation of the Real against the Dollar and the drop in the margins.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06/30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	2,915	13,676	3,068	11,035
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(356)	(747)	(361)	(691)
3.06.03	FINANCIAL RESULT	274	743	254	360
3.06.03.01	FINANCIAL REVENUES	328	817	259	397
3.06.03.02	FINANCIAL EXPENSES	(54)	(74)	(5)	(37)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	2,997	13,680	3,175	11,366
3.07	OPERATING INCOME	2,915	13,676	3,068	11,035
3.08	NON OPERATING INCOME	0	0	0	178
3.08.01	REVENUES	0	0	0	178
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	2,915	13,676	3,068	11,213
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	13	0	(26,779)	(26,764)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	2,928	13,676	(23,711)	(15,551)
	NUMBER OF SHARES (without shares in treasury - In Thousand)	144,376	144,376	1,379,084	1,379,084
	INCOME PER SHARE - R$	0.02028	0.09472		
	LOSS PER SHARE			(0.01719)	(0.01128)

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: SPQ - INVESTIMENTOS E PARTICIPAÇÕES LTDA

The income of SPQ Investimentos e Participações Ltda. is derived fundamentally from shareholders' equity in **Politeno Indústria e Comércio S.A.**

Politeno Indústria e Comércio S.A.

The net income in the second quarter amounted to R$ 12.5 million, achieving R$ 34.5 million at the first half of the year compared to R$ 19.6 million at the same period of the previous year.

Following the recent trend, the second quarter production was affected by a shortage in ethylene supply, causing an 18.3% drop in the company overall sales against to first quarter. In addition to the decrease in sales volume, the polyethylene sales price reduction in the domestic and overseas markets also contributed to a dip in R$ 9.6 million in the net retained earnings.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06 /30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	28,743	54,969	10,042	18,185
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(34)	(60)	(7)	(51)
3.06.03	FINANCIAL RESULT	(1)	(1)	(1)	(1)
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	(1)	(1)	(1)	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	28,778	55,030	10,050	18,237
3.07	OPERATING INCOME	28,743	54,969	10,042	18,185
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	28,743	54,969	10,042	18,185
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	28,743	54,969	10,042	18,185
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$	0.11916	0.22789	0.04163	0.07539
	LOSS PER SHARE				

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: POLIBRASIL PARTICIPAÇÕES S.A.

The income of Polibrasil Participações S.A. is derived fundamentally from indirect equity in Polibrasil Resinas S.A.

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Polibrasil achieved an accumulated net income of R$ 57.7 million in the semester compared to R$ 18.6 million in the same period of last year. From the total amount accumulated in this semester, R$ 30.2 million was obtained in the second quarter, due to the effect of the Real valuation against the Dollar over foreign currency debt, contracted for constructing the company's new polypropylene production unit. On the other hand, this quarter results also reflect the drop in the sales volume and in the average price from the first to the second quarter, as a result of the retraction in domestic demand.

The new Polibrasil plant in Mauá (SP) started up last March, adding production capacity to the market. The pant is still in the initial production phase, aiming to improve the quality of its products and the efficiency of its process.

KPMG INITIALED FOR IDENTIFICATION PURPOSES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2003 TO 06/30/2003	4- FROM 01/01/2003 TO 06/30/2003	5- FROM 04/01/2002 TO 06 /30/2002	6- FROM 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	840	2,251	2,721	3,996
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(20)	(43)	(124)	(159)
3.06.03	FINANCIAL RESULT	860	2,294	2,845	4,155
3.06.03.01	FINANCIAL REVENUES	1,276	3,118	3,337	5,131
3.06.03.02	FINANCIAL EXPENSES	(416)	(824)	(492)	(976)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	840	2,251	2,721	3,996
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	840	2,251	2,721	3,996
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	840	2,251	2,721	3,996
	NUMBER OF SHARES (without shares in treasury - In Thousand)	73,400	73,400	117,000	117,000
	INCOME PER SHARE - R$	0.01144	0.03067	0.02326	0.03415
	LOSS PER SHARE				

KPMG INITIALED FOR IDENTIFICATION PURPOSES

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Associated Company: SUZANOPAR PETROQUÍMICA LTD.

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds in foreign currency are basically designated for equity disbursements to be made by Suzano Química in Rio Polímeros, in order to construct the Chemical-Gas Industrial Complex in Rio de Janeiro. In the first semester, US$ 24.7 million was transferred and the equivalent of US$ 25.5 million (R$ 81.2 million) was paid into Rio Polímeros.

KPMG INITIALED FOR IDENTIFICATION PURPOSES